Expense Limitation Agreement

To:	List Income Opportunities Fund
195 Hwy. 50, No. 7172-210
Stateline, Nevada 89449

May 24, 2023

Dear Board Members:

You have engaged us to act as the investment adviser to List Income Opportunities Fund (the “Fund”), pursuant to an Investment Advisory Agreement dated May 24, 2023.

Effective as of the date hereof, we agree, at least until July 31, 2025 to waive our management fees and to pay or absorb the ordinary operating expenses of the Fund (excluding interest, dividends, amortization/accretion and interest on securities sold short, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent that our management fees plus the Fund’s ordinary annual operating expenses exceed 1.45% per annum of the Fund's average daily net assets.

This Expense Limitation Agreement may only be terminated by the Fund’s Board of Trustees, on 60 days written notice to us.

Any waiver or reimbursement by us is subject to repayment by the Fund within three years from the date we waived or made any payment or reimbursed any expense, if the Fund is able to make the repayment (after the repayment amount is taken into consideration) without exceeding the expense limitation in place at the time of waiver and the current expense limitation and the repayment is approved by the Board of Trustees.

Yours very truly,

Legalist, Inc.

By:	/s/ Brian T. Rice
Name:	Brian T. Rice
Title:	Chief Operating Officer

Acceptance:

LIST INCOME OPPORTUNITIES FUND

By:	/s/ Christopher G. Shaw
Name:	Christopher G. Shaw
Title:	President